FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Jolly-Luster, Cheryl (Last) (First) (Middle) 945 East Paces Ferry Road Suite 1475 (Street) Atlanta, GA 30326 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 02/25/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Transcend Services, Inc.
TRCR

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Controller and Chief Accounting Officer
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Common Stock, par value $0.05	05/29/02 / 05/29/11	Common Stock, par value $0.05 / 1,000	$2.13	D (1)
Common Stock, par value $0.05	11/13/02 / 11/13/11	Common Stock, par value $0.05 / 2,000	$1.10	D (2)
Common Stock, par value $0.05	05/07/03 / 05/07/12	Common Stock, par value $0.05 / 2,000	$1.23	D (3)
Common Stock, par value $0.05	12/31/03 / 12/31/12	Common Stock, par value $0.05 / 1,000	$0.74	D (4)
Explanation of Responses:

(1) Total number of options granted on 05/29/01, exercisable in increments of 1/4 on 05/29/02, 05/29/03, 05/29/04, 05/29/05
(2) Total number of options granted on 11/13/01, exercisable in increments of 1/4 on 11/13/02, 11/13/03, 11/13/04, 11/13/05
(3) Total number of options granted on 05/07/02, exercisable in increments of 1/4 on 05/07/03, 05/07/04, 05/07/05, 05/07/06
(4) Total number of options granted on 12/31/02, exercisable in increments of 1/4 on 12/31/03, 12/31/04, 12/31/05, 12/31/06

By:	Date:
/s/ Cheryl Jolly-Luster	02/26/2003

** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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